Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 2500 Houston, TX 77046

713 626 1919 www.invesco.com
December 23, 2010
Via EDGAR
Vincent DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust) (File No. 333-170824)
AIM Investment Securities Funds (Invesco Investment Securities Funds) (File No. 333-170827)
AIM International Mutual Funds (Invesco International Mutual Funds) (File No. 333-170823)
AIM Sector Funds (Invesco Sector Funds) (File No. 333-170826)
AIM Equity Funds (Invesco Equity Funds) (File No. 333-170822)
Dear Mr. DiStefano:
     On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on December 17, 2010, with regard to the Registrants’ Registration Statements on Form N-14 (the “N-14s”) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 24, 2010, relating to the reorganization of certain Invesco Funds (the “Target Funds”) into other funds within the Invesco Family of Funds (the “Acquiring Funds” and, together with the Target Funds, the “Funds”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment. Any disclosure changes required by these responses will be incorporated into either a post-effective amendment filing made pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), or a definitive proxy statement/prospectus filing made pursuant to Rule 497 under the 1933 Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14s.

Vincent DiStefano
Division of Investment Management
December 23, 2010

General comments — All N-14s
1. Comment: The asterisk footnote to the fee tables in the N-14s indicates that the pro forma fees are estimated as if the Reorganization had been completed as of a date in 2008 or 2009. Why are the pro forma figures not as of a more recent date?
     Response: Pursuant to Rule 11-02 of Regulation S-X and in reliance on discussions with the SEC’s accounting reviewer for the Registrants, pro forma fees were computed assuming that the transaction was consummated at the beginning of the fiscal year end of the Acquiring Fund that is reflected in the Acquiring Fund’s fee table in its current prospectus. Therefore, when information for the Acquiring Fund is presented for a fiscal year ended in 2009 or 2010, pro forma fees were computed assuming that the Reorganization was completed at the beginning of that fiscal year, resulting in a 2008 or 2009 as of date for the pro forma figures.
2. Comment: Under the caption “Summary of Key Information—Will there be any tax consequences resulting from the proposal?” discuss whether there will be any pre-merger sale of non-conforming securities that will result in taxable gain to shareholders of the Target Funds.
     Response: An analysis was performed regarding the tax impact of any portfolio repositioning expected to occur in connection with each Reorganization proposed. Three funds were identified as having repositioning costs that would result in recognized gains above a de minimis amount, determined by management. In these three instances, disclosure regarding such repositioning costs, which is currently included under the section titled “Comparison of Principal Investment Strategies — Repositioning Costs,” will also be added to the section referenced in your comment. The three funds to which this disclosure applies are Invesco Van Kampen Small Cap Value Fund, Invesco Diversified Dividend Fund and Invesco Global Core Equity Fund.
3. Comment: In the “Comparison of Principal Investment Strategies” section of each N-14, any discussion of derivatives should include detailed, fund-specific disclosure per the SEC’s July 30, 2010 letter to the Investment Company Institute entitled “Derivatives-Related Disclosures by Investment Companies.”
     Response: The disclosure in the “Comparison of Principal Investment Strategies” section is derived from, and closely mirrors, the principal investment strategies described in each Fund’s prospectus on Form N-1A. The derivatives disclosure in the Funds’ Form N-1A prospectuses is being revised to reflect the SEC’s July 30, 2010 guidance in connection with the annual update to the prospectuses; however, not all of the prospectuses have been updated since the guidance was issued. Where the derivatives disclosure in a Target or Acquiring Fund’s Form N-1A prospectus has been updated, the Registrants will ensure such updates are reflected in the comparative investment strategy discussion in the N-14. In circumstances where the Form N-1A disclosure has not yet been updated to reflect the Staff’s guidance, the Registrants respectfully request to keep the disclosure in the N-14 regarding a Fund’s investment strategy consistent with the current N-1A disclosure to avoid confusion in the marketplace and among shareholders.

Vincent DiStefano
Division of Investment Management
December 23, 2010

4. Comment: In cases where the fee table indicates that a Target Fund’s expenses, including expenses absent fee waivers and/or expense reimbursements, are increasing as a result of the Reorganization, please state clearly in a prominent place in the proxy statement/prospectus that expenses are increasing.
     Response: The requested disclosure will be added in the first paragraph under “How do the Funds’ expenses compare?” in each proxy statement/prospectus where fees are increasing as a result of the Reorganization.
5. Comment: In the “Comparison of Principal Investment Strategies” section of each N-14, please highlight the differences between the principal strategies of the Acquiring Fund and the Target Fund(s).
     Response: The Registrants have reviewed and, where necessary, revised the disclosure in the “Comparison of Principal Investment Strategies” section to better highlight the key differences between the Target Funds’ and Acquiring Funds’ principal investment strategies.
6. Comment: In the “Comparison of Principal Risks of Investing in the Funds” section of each N-14, any discussion of risks related to derivatives should include detailed, fund-specific disclosure per the SEC’s July 30, 2010 letter to the Investment Company Institute entitled “Derivatives-Related Disclosures by Investment Companies.”
     Response: The disclosure in the “Comparison of Principal Risks of Investing in the Funds” section is derived from, and closely mirrors, the principal risks described in each Fund’s prospectus on Form N-1A. As noted above in the Registrants’ response to Comment #3, the derivatives disclosure in the Funds’ Form N-1A prospectuses is being revised to reflect the SEC’s July 30, 2010 guidance but not all of the prospectuses have been updated since the guidance was issued. Consistent with the Registrant’s response to Comment #3, where the derivatives disclosure in a Target or Acquiring Fund’s Form N-1A prospectus has been updated, the Registrants will ensure such updates are reflected in the comparative risk discussion in the N-14. In circumstances where the Form N-1A disclosure has not yet been updated to reflect the Staff’s guidance, the Registrants respectfully request to keep the disclosure in the N-14 regarding a Fund’s risks consistent with the current N-1A disclosure to avoid confusion in the marketplace and among shareholders.
Specific comments — AIM Counselor Series Trust (Invesco Counselor Series Trust) N-14:
Proxy Statement/Prospectus — Invesco California Tax-Free Income Fund (Acquiring Fund)
7. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Vincent DiStefano
Division of Investment Management
December 23, 2010

     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
8. Comment: The fee table includes line items for “Other Expenses,” Interest Expenses,” and “Total Other Expenses.” Please remove the line item for “Total Other Expenses” and reflect the value of total other expenses in the line item for “Other Expenses.”
     Response: The tables will be revised as requested.
9. Comment: The asterisk footnote to the fee table indicates that the expense figures for the Target Fund are as of September 30, 2009. Why are these figures not as of September 30, 2010?
     Response: The expense figures in the proxy statement/prospectus are consistent with those in the current prospectus for the Target Fund. The current prospectus for the Target Fund includes expense information for the fiscal year ended September 30, 2009. The prospectus for the Target Fund with expense information for the fiscal year ended September 30, 2010 will not be filed until the end of January, which is after the effective date and anticipated mailing date of the proxy statement/prospectus.
10. Comment: In the “Comparison of Principal Risks of Investing in the Funds” section, please highlight the higher tax profile of the Acquiring Fund given the broader range of permitted securities in its portfolio.
     Response: We do not believe as a practical matter that the Acquiring Fund has a “higher tax profile” than the Target Fund. Although the Acquiring Fund has the flexibility to invest in taxable money market funds, the Acquiring Fund does not employ this strategy in such a way that would materially increase its tax profile.
11. Comment: The sixth paragraph of the “Comparison of Principal Investment Strategies” section states that the Target Fund and the Acquiring Fund “may” purchase and sell derivatives. Please clarify whether the Funds will or will not purchase derivatives. Please also clarify whether this is a principal investment strategy of the Funds and, if so, whether the current location of the disclosure is appropriate.
     Response: The disclosure will be revised as requested. As a principal investment strategy, the Funds will from time to time invest in certain derivatives, including interest rate transactions, options and futures contracts and, for the Acquiring Fund, inverse floating rate securities .
12. Comment: In the “Comparison of Principal Investment Strategies” section, please clarify the buy discipline of the Acquiring Fund.

Vincent DiStefano
Division of Investment Management
December 23, 2010

     Response: The disclosure will be revised as requested.
13. Comment: The “Comparison of Principal Risks of Investing in the Funds” section indicates that insurance risk applies to both the Target Fund and Acquiring Fund. Please clarify why insurance risk applies to both Funds as the Acquiring Fund does not appear to focus on insured securities.
     Response: Insurance risk applies to both Funds because, although the Acquiring Fund is not required to invest in insured securities, it does have some insured holdings. It is also possible that a security that was uninsured at the time of purchase will later become insured. Finally, the acquisition of insured securities from the Target Fund in the proposed reorganization would further increase the number of insured securities held by the Acquiring Fund.
14. Comment: It appears that the credit risk profile of the Acquiring Fund is greater than that of the Target Fund. If so, please highlight this difference.
     Response: The disclosure will be revised as requested.
15. Comment: The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Target Fund and Acquiring Fund are subject to the risks associated with lease obligations, private activity bonds, and inverse floating rate municipal obligations. Please add a corresponding strategy for these risks in the “Comparison of Principal Investment Strategies” section if they are principal investment strategies of the Funds. Please also revise the description of these risks so that they are drafted as risks and do not include strategy disclosure.
     Response: The disclosure will be revised as requested.
16. Comment: The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Target Fund is subject to alternative minimum tax risk. Please confirm that this is a principal risk of the Target Fund.
     Response: The Target Fund may invest up to 20% of its assets in municipal securities that are subject to the alternative minimum tax and therefore is subject to alternative minimum tax risk.
17. Comment: Please consider adding junk bond risk as a principal risk of the Acquiring Fund to correspond with its principal investment strategy of investing up to 5% of its assets in junk bonds.
     Response: It is not a principal investment strategy of the Acquiring Fund to invest in junk bonds. The disclosure will be revised accordingly.

Vincent DiStefano
Division of Investment Management
December 23, 2010

18. Comment: In the “Comparison of Fundamental and Non-Fundamental Investment Restrictions” section, please highlight any materials differences in the fundamental and non-fundamental investment restrictions of the Target and Acquiring Funds.
     Response: We do not think there are any material differences in the fundamental and non-fundamental investment restrictions of the Target Fund and the Acquiring Fund.
Proxy Statement/Prospectus — Invesco Core Plus Bond Fund (Acquiring Fund)
19. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
20. Comment: In the “Comparison of Principal Investment Strategies” section, please further clarify the relative extent of the use of derivatives by the Funds and highlight whether there any differences.
     Response: The derivatives discussion will be revised to better reflect each Fund’s use of derivatives.
21. Comment: Please delete the last two sentence of the second paragraph on page 16 of the proxy statement/prospectus under “Comparison of Principal Investment Strategies.”
     Response: The sentences will be deleted as requested.
22. Comment: The last paragraph of the “Comparison of Principal Investment Strategies” section indicates that the Acquiring Fund and the Core Bond Fund “may” engage in active and frequent trading of portfolio securities. Please clarify whether the Funds will or will not engage in active and frequent trading of portfolio securities.
     Response: The investment strategy disclosure will be revised to reflect that all Funds may engage in active and frequent trading. The corresponding risk disclosure will also be revised accordingly.
23. Comment: The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Acquiring Fund is subject to leverage risk. If this is a principal risk of the Acquiring Fund, please add corresponding disclosure to the principal investment strategy section. Please also revise the description of leverage risk so that it is drafted as a risk and does not include strategy disclosure.
     Response: The disclosure regarding the Acquiring Fund’s principal investment strategy has been revised to better highlight the derivatives in which the Fund will invest, which include

Vincent DiStefano
Division of Investment Management
December 23, 2010

derivatives that may involve leverage. The description of leverage risk has been revised to exclude strategy disclosure.
24. Comment: The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Acquiring Fund is subject to liquidity risk. Why is this not also a principal risk of the Target Funds?
     Response: The disclosure has been revised to reflect that the Target Funds are also subject to liquidity risk.
25. Comment: Given the figures in the capitalization table, please explain why the Acquiring Fund is the survivor in this Reorganization.
     Response: Invesco believes that the Invesco Core Plus Bond Fund is the appropriate acquiring fund for this transaction as the portfolio management team will employ the strategies of the Invesco Core Plus Bond Fund to the combined assets. The Invesco Core Plus Bond Fund permits investment across a more diverse range of securities than either the Invesco Core Bond Fund or Invesco Van Kampen Core Plus Fixed Income Fund. Moreover, the portfolio management team, which is the management team of both Target Funds and the Acquiring Fund, has the longest tenure managing the Invesco Core Plus Bond Fund, which they have managed since inception. The team only took over management of the Invesco Van Kampen Core Plus Fixed Income Fund in May 2010. Accordingly, the track record of the Invesco Core Plus Bond Fund will be most representative of this team’s strategy, giving greater clarity to shareholders and the market place.
Proxy Statement/Prospectus — Invesco Structured Core Fund (Acquiring Fund)
26. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
27. Comment: The investment objective of the Premium Fund is current income while the investment objective of the other Funds in this Reorganization is long-term growth of capital. Please explain why the Premium Fund is involved in this particular Reorganization.
     Response: In determining the appropriate funds to consolidate, Management not only identified those funds that shared portfolio management teams, investment processes and highly overlapping portfolio holdings but conducted an analysis of whether or not a proposed reorganization was in the best interest of fund shareholders, as compared to other options explored for each fund. In the case of the proposed reorganizations of Invesco Balanced and Invesco Basic Balanced Fund into Invesco Van Kampen Equity and Income Fund and Invesco

Vincent DiStefano
Division of Investment Management
December 23, 2010

Select Equity Fund and Invesco Van Kampen Equity Premium Income Fund into Invesco Structured Core Fund, the portfolio management team of each Fund is the same and portfolio overlap is moderate to high. In the case of Invesco Financial Services Fund into Invesco Diversified Dividend Fund, portfolio holdings overlap is low but the lead portfolio manager is the same and the investment objective of each Fund is the same. In the case of the Invesco Multi-Sector Fund into Invesco Charter Fund, portfolio holdings overlap is low and the transaction triggers a portfolio management change; however, the investment objectives of each Fund are comparable. Management determined that each proposed reorganization was in the best interest of each Target Fund’s shareholders because it offered shareholders a tax-free transaction into what Management believes is a similar portfolio, resulting in an estimated reduction in total expenses on a pro forma basis and an increase in assets that could result in a more diversified shareholder base and an increase in asset base against which fixed dollar costs may be allocated.
28. Comment: The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Funds are subject to ETF risk. If this is a principal risk of the Funds, please add corresponding disclosure to the principal investment strategy section.
     Response: The principal investment strategy section currently provides that “Each Fund may invest in exchange-traded funds (‘ETFs’).”
29. Comment: Please explain why interest rate and credit risk are principal risks of the Acquiring Fund and the Select Fund.
     Response: Interest rate risk and credit risk have been removed from the principal risks of the Acquiring Fund and the Select Fund.
30. Comment: The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Acquiring Fund is subject to leverage risk. If this is a principal risk of the Fund, please add corresponding disclosure to the principal investment strategy section.
     Response: The disclosure has been revised to reflect that the Acquiring Fund is not subject to leverage risk.
31. Comment: The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Acquiring Fund has limited number of holdings risk but does not have non-diversification risk. Is the Acquiring Fund diversified or not? Please explain.
     Response: The Acquiring Fund is diversified. Invesco discloses limited number of holdings risk when a Fund holds a relatively low number of securities but still holds enough to be considered diversified, as that term is defined by the 1940 Act.
32. Comment: The second to last paragraph under “Board Considerations in Approving the Reorganization” states that, in connection with the Reorganization of the

Vincent DiStefano
Division of Investment Management
December 23, 2010

Premium Fund into the Acquiring Fund, the Board considered that “(ii) the investment objectives, strategies and related risks of the Funds are similar.” As outlined on page 2 of the proxy statement/prospectus, it does not appear that the investment objectives of the Funds are similar. Please explain.
     Response: The language has been revised to state that the “(ii) the strategies and related risks of the Funds are similar.”
Proxy Statement/Prospectus — Invesco Van Kampen American Franchise Fund (Acquiring Fund)
33. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
34. Comment: On page 16 of the proxy statement/prospectus, the “Comparison of Principal Investment Strategies” section indicates that the Funds’ investment process involves a “holistic” approach used by the Adviser to narrow the investment universe. Please explain what “holistic” means in plain English.
     Response: The disclosure has been revised to clarify the meaning of “holistic” in Plain English.
35. Comment: In the “Comparison of Fundamental and Non-Fundamental Investment Restrictions” section, please highlight any materials differences in the fundamental and non-fundamental investment restrictions of the Target and Acquiring Funds.
     Response: There are no material differences in the fundamental and non-fundamental investment restrictions of the Funds. The primary differences have been highlighted in the comparison of principal investment strategies and risks.
Proxy Statement/Prospectus — Invesco Van Kampen Equity and Income Fund (Acquiring Fund)
36. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
37. Comment: As outlined on page 5 of the proxy statement/prospectus, the investment objectives of the Funds involved in this Reorganization do not appear to be similar. Please

Vincent DiStefano
Division of Investment Management
December 23, 2010

explain why the Target and Acquiring Funds are being combined in this particular Reorganization.
     Response: In determining the appropriate funds to consolidate, Management not only identified those funds that shared portfolio management teams, investment processes and highly overlapping portfolio holdings but conducted an analysis of whether or not a proposed reorganization was in the best interest of fund shareholders, as compared to other options explored for each fund. In the case of the proposed reorganizations of Invesco Balanced and Invesco Basic Balanced Fund into Invesco Van Kampen Equity and Income Fund and Invesco Select Equity Fund and Invesco Van Kampen Equity Premium Income Fund into Invesco Structured Core Fund, the portfolio management team of each Fund is the same and portfolio overlap is moderate to high. In the case of Invesco Financial Services Fund into Invesco Diversified Dividend Fund, portfolio holdings overlap is low but the lead portfolio manager is the same and the investment objective of each Fund is the same. In the case of the Invesco Multi-Sector Fund into Invesco Charter Fund, portfolio holdings overlap is low and the transaction triggers a portfolio management change; however, the investment objectives of each Fund are comparable. Management determined that each proposed reorganization was in the best interest of each Target Fund’s shareholders because it offered shareholders a tax-free transaction into what Management believes is a similar portfolio, resulting in an estimated reduction in total expenses on a pro forma basis and an increase in assets that could result in a more diversified shareholder base and an increase in asset base against which fixed dollar costs may be allocated.
Proxy Statement/Prospectus — Invesco Van Kampen Growth and Income Fund (Acquiring Fund)
38. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
39. Comment: In the “Comparison of Principal Investment Strategies” section, please clarify the sell discipline of the Acquiring Fund.
     Response: The proxy statement/prospectus currently indicates that “Portfolio securities are typically sold when the assessments of the portfolio managers of the income and growth potential for such securities materially change.”
40. Comment: The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Target Funds are subject to value investing style risk, but the Acquiring Fund is not. It appears that the Acquiring Fund is a value style fund. If so, please add value investing style risk as a principal risk of the Acquiring Fund.

Vincent DiStefano
Division of Investment Management
December 23, 2010

     Response: Value style investing risk has been added as a principal risk of the Acquiring Fund.
Specific comments — AIM Investment Securities Funds (Invesco Investment Securities Funds) N-14:
Proxy Statement/Prospectus — Invesco High Yield Fund (Acquiring Fund)
41. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
Proxy Statement/Prospectus — Invesco Van Kampen Corporate Bond Fund (Acquiring Fund)
42. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
Specific comments — AIM International Mutual Funds (Invesco International Mutual Funds) N-14:
Proxy Statement/Prospectus — Invesco International Growth Fund (Acquiring Fund)
43. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
44. Comment: In the “Comparison of Principal Investment Strategies” section, please consider whether the Acquiring Fund should have an 80% policy with regards to investing in overseas securities.
     Response: The Registrant is not aware of any SEC guidance requiring that a fund with the word “international” in its name have an 80% policy to invest in overseas securities.

Vincent DiStefano
Division of Investment Management
December 23, 2010

45. Comment: The “Comparison of Fundamental and Non-Fundamental Investment Restrictions” section indicates that the Acquiring Fund may invest in a broader range of securities than the Target Funds. I did not follow how this is the case from the preceding disclosure. Please explain.
     Response: The sentence regarding the Acquiring Fund being able to invest in a broader range of securities has been removed.
Specific comments — AIM Sector Funds (Invesco Sector Funds) N-14:
Proxy Statement/Prospectus — Invesco Technology Fund (Acquiring Fund)
46. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
47. Comment: The “Comparison of Principal Investment Strategies” section indicates that the Acquiring Fund has an 80% policy to invest in securities of issuers engaged primarily in technology-related industries. What does “technology-related industries” mean? Is this policy appropriate for purposes of Rule 35d-1?
     Response: The disclosure has been revised to clarify that the Acquiring Fund considers an issuer to be doing business in technology-related industries if it meets at least one of the following tests: (1) at least 50% of its gross income or its net sales come from activities in technology-related industries; (2) at least 50% of its assets are devoted to producing revenues in technology-related industries; or (3) based on other available information, the portfolio managers determine that its primary business is within technology-related industries. Issuers in technology-related industries include, but are not limited to, those involved in the design, manufacture, distribution, licensing, or provision of various applied technologies, hardware, software, semiconductors, telecommunications equipment and services, medical technology, biotechnology, as well as service-related companies in information technology. We believe this policy is appropriate for purposes of Rule 35d-1.
48. Comment: The second paragraph under “Comparison of Principal Investment Strategies” states that the Acquiring Fund invests primarily in equity securities. Please explain the types of equity securities in which the Acquiring Fund invests.
     Response: The disclosure has been revised to reflect that the principal type of equity securities purchased by the Acquiring Fund is common stock.

Vincent DiStefano
Division of Investment Management
December 23, 2010

49. Comment: The third paragraph under “Comparison of Principal Investment Strategies” states that the Acquiring Fund “may invest in other investments that have economic characteristics similar to the Acquiring Fund’s direct investments...” Please clarify whether the Acquiring Fund will or will not invest in these other investments and whether this is a principal investment strategy of the Acquiring Fund.
     Response: The disclosure has been revised as requested.
Proxy Statement/Prospectus — Invesco Van Kampen American Value Fund (Acquiring Fund)
50. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
51. Comment: The “Comparison of Principal Investment Strategies” section indicates that the Acquiring Fund has a policy to invest at least 65% of its total assets in a portfolio of equity securities of small- to medium-sized U.S. corporations. Pursuant to Rule 35d-1, shouldn’t the Acquiring Fund have an 80% policy with respect to these securities?
     Response: The disclosure has been revised to reflect that the Acquiring Fund has a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. corporations. The Acquiring Fund’s registration statement on Form N-1A will also be supplemented to reflect this 80% policy.
52. Comment: The second paragraph under “Comparison of Principal Investment Strategies” states that the Acquiring Fund invests in equity securities. Please explain the types of equity securities in which the Acquiring Fund invests.
     Response: The fourth paragraph under this section compares the types of securities in which the Funds may invest and states that the Acquiring Fund invests in equity securities, which are common stocks and preferred stocks; investment grade convertible securities and equity-linked securities; and rights and warrants to purchase common stocks and other equity interests, such as partnership and trust interests.
53. Comment: The second paragraph under “Comparison of Principal Investment Strategies” states that the Mid Cap Basic Value Fund invests in securities of mid-capitalization issuers. Please explain the types of securities in which the Mid Cap Basic Value Fund invests.

Vincent DiStefano
Division of Investment Management
December 23, 2010

     Response: The fourth paragraph under this section compares the types of securities in which the Funds may invest and states that the Mid Cap Basic Value Fund invests primarily in equity securities.
54. Comment: The second paragraph under “Comparison of Principal Investment Strategies” states that the Mid-Cap Value Fund invests in common stock and other equity securities. Please explain the types of other equity securities in which the Mid-Cap Value Fund invests.
     Response: The disclosure will be revised to reference preferred stocks depositary receipts and securities convertible into common stock of companies traded on a U.S. securities exchange.
55. Comment: The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Acquiring Fund and the Mid-Cap Value Fund are subject to REIT risk. If this is a principal risk of the Funds, please add corresponding disclosure to the principal investment strategy section.
     Response: The fifth paragraph in this section states that the Acquiring Fund and Mid-Cap Value Fund may each invest up to 20% of its total assets in REITs.
56. Comment: The “Comparison of Fundamental and Non-Fundamental Investment Restrictions” section indicates that the Acquiring Fund has a non-fundamental investment restriction to invest at least 80% of its net assets in securities of U.S. issuers at the time of investment. Pursuant to Rule 35d-1, shouldn’t the Acquiring Fund have a policy to invest at least 80% of its total assets or net assets (plus any borrowings for investment purposes) in these securities?
     Response: The disclosure has been revised to reflect that the Acquiring Funds has a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers.
Specific comments — AIM Equity Funds (Invesco Equity Funds) N-14:
Proxy Statement/Prospectus — Invesco Charter Fund (Acquiring Fund)
57. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.

Vincent DiStefano
Division of Investment Management
December 23, 2010

58. Comment: As described under “Comparison of Principal Investment Strategies,” the Funds involved in this Reorganization do not appear to be similar. Please explain why the Target Fund and Acquiring Fund are being combined in this particular Reorganization.
     Response: In determining the appropriate funds to consolidate, Management not only identified those funds that shared portfolio management teams, investment processes and highly overlapping portfolio holdings but conducted an analysis of whether or not a proposed reorganization was in the best interest of fund shareholders, as compared to other options explored for each fund. In the case of the proposed reorganizations of Invesco Balanced and Invesco Basic Balanced Fund into Invesco Van Kampen Equity and Income Fund and Invesco Select Equity Fund and Invesco Van Kampen Equity Premium Income Fund into Invesco Structured Core Fund, the portfolio management team of each Fund is the same and portfolio overlap is moderate to high. In the case of Invesco Financial Services Fund into Invesco Diversified Dividend Fund, portfolio holdings overlap is low but the lead portfolio manager is the same and the investment objective of each Fund is the same. In the case of the Invesco Multi-Sector Fund into Invesco Charter Fund, portfolio holdings overlap is low and the transaction triggers a portfolio management change; however, the investment objectives of each Fund are comparable. Management determined that each proposed reorganization was in the best interest of each Target Fund’s shareholders because it offered shareholders a tax-free transaction into what Management believes is a similar portfolio, resulting in an estimated reduction in total expenses on a pro forma basis and an increase in assets that could result in a more diversified shareholder base and an increase in asset base against which fixed dollar costs may be allocated.
Proxy Statement/Prospectus — Invesco Diversified Dividend Fund (Acquiring Fund)
59. Comment: Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.
     Response: The general comments have been incorporated into this proxy statement/prospectus, as applicable.
60. Comment: As described under “Comparison of Principal Investment Strategies,” the Financial Services Fund does not appear to be similar to the other Funds involved in this Reorganization. Please explain why the Financial Services Fund is included in this particular Reorganization.
     Response: In determining the appropriate funds to consolidate, Management not only identified those funds that shared portfolio management teams, investment processes and highly overlapping portfolio holdings but conducted an analysis of whether or not a proposed reorganization was in the best interest of fund shareholders, as compared to other options explored for each fund. In the case of the proposed reorganizations of Invesco Balanced and Invesco Basic Balanced Fund into Invesco Van Kampen Equity and Income Fund and Invesco

Vincent DiStefano
Division of Investment Management
December 23, 2010

Select Equity Fund and Invesco Van Kampen Equity Premium Income Fund into Invesco Structured Core Fund, the portfolio management team of each Fund is the same and portfolio overlap is moderate to high. In the case of Invesco Financial Services Fund into Invesco Diversified Dividend Fund, portfolio holdings overlap is low but the lead portfolio manager is the same and the investment objective of each Fund is the same. In the case of the Invesco Multi-Sector Fund into Invesco Charter Fund, portfolio holdings overlap is low and the transaction triggers a portfolio management change; however, the investment objectives of each Fund are comparable. Management determined that each proposed reorganization was in the best interest of each Target Fund’s shareholders because it offered shareholders a tax-free transaction into what Management believes is a similar portfolio, resulting in an estimated reduction in total expenses on a pro forma basis and an increase in assets that could result in a more diversified shareholder base and an increase in asset base against which fixed dollar costs may be allocated.
61. Comment: The “Comparison of Principal Investment Strategies” section indicates that the principal type of equity securities purchased by the Financial Services Fund is common securities. Please explain what is meant by common securities.
     Response: The disclosure has been revised to indicate that the principal type of equity securities purchased by the Financial Services Fund is common stock.
62. Comment: Under the sub-heading “Repositioning Costs” on page 16 of the proxy statement/prospectus, please clarify whether the repositioning will occur after the Reorganization and, if so, clarify that the repositioning costs will be borne by shareholders of the Acquiring Fund following the Reorganization, including shareholders of all Target Funds.
     Response: We believe that the current disclosure clearly indicates that any repositioning and related transaction costs will occur following the Reorganization. The current disclosure states, with emphasis added:
The Reorganizations may result in the sale of some of the portfolio securities of the Target Funds following the Reorganizations as the Acquiring Fund’s portfolio managers align the combined portfolio with the Acquiring Fund’s investment strategy. The transaction costs incurred in connection with the sale of such portfolio securities following the Reorganizations for the Dividend Growth Fund and the Core Equity Fund are estimated not to be material, but for the Financial Services Fund, such costs are estimated to have a 31 basis point impact on the Acquiring Fund’s asset base.
Disclosure will be added to the end of the foregoing paragraph to clarify that transaction costs associated with repositioning will be borne indirectly by the Acquiring Fund’s shareholders, including former Target Fund shareholders.

Vincent DiStefano
Division of Investment Management
December 23, 2010

     In connection with the Registrants’ responses to the SEC Staff’s comments on the N-14s, as requested by the Staff, the Registrants acknowledge that: (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.
     Please do not hesitate to contact me at 713-214-5770 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Melanie Ringold
Melanie Ringold, Esq.
Counsel